Technical Report on the Onek
Deposit, Onek Property, Keno Hill
District, Yukon

Report Prepared for

Alexco Resource Corp.

Report Prepared by

SRK Consulting (Canada) Inc.
2CA017.001
September 8, 2011

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Technical Report on the Onek Deposit, Onek Property, Keno Hill, Yukon

Alexco Resource Corp.
1150 – 200 Granville Street
Vancouver, B. C., V6C 1S4

SRK Consulting (Canada) Inc.
Suite 2200 – 1066 West Hastings Street
Vancouver, BC V6E 3X2

e-mail: vancouver@srk.com
website: www.srk.com

Tel: +1.604.681.4196
Fax: +1.604.687.5532

SRK Project Number 2CA017.001
September 8, 2011

Author:
Gilles Arseneau, Ph.D., P. Geo.Associate Consultant (Resource Geology)
Darrell Farrow, M.Sc. Pr.Sci.Nat, Associate Consultant (Resource Geology)

Peer Reviewed by:
Marek Nowak, P.Eng, Principal Consultant

Photo from Lucky Queen property looking towards Bellekeno

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Executive Summary

The Onek prospect is one of several polymetallic silver-lead-zinc deposits occurring in the historic Keno Hill silver-lead district located near Mayo, Yukon Territory. A mineral resource model was constructed by SRK Consulting (Canada) Inc. (“SRK”) during the first quarter of 2011 using a geostatistical block modeling approach, constrained by wireframes, provided by Alexco Resource Corp. (“Alexco”). Mineral resources are classified as Indicated and Inferred, following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines.

This technical report documents the mineral resource estimate for the Onek prospect. It was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

Property Description, Location, Access and Physiography

The Onek property is located in the Mayo Mining District, approximately 350 kilometres (“km”) north of Whitehorse, Yukon Territory, within the Keno Hill mining district. Mayo is accessible from Whitehorse via a 460 km all weather road and by air via the Mayo airport. A gravel road connects Mayo to the Project area. Alexco currently maintains a land position at the Onek property comprising 32 surveyed quartz mining leases, and 5 unsurveyed quartz mining claims. Mineral exploration at Keno Hill is permitted under the terms and conditions set out by the Yukon Government in the Class IV Quartz Mining Land Use Permit – LQ00240, issued on June 17, 2008 and valid until June 16, 2018. The mineral resources for the Onek prospect reported herein are located on the Fisher, Lone Star, Eli and Galena Farm quartz mining leases.

Central Yukon is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between minus fifteen and minus twenty degrees Celsius while summer temperatures average around fifteen degrees Celsius. Exploration and mining work can be carried out year-round. The landscape around the Onek Project area is characterized by rolling hills and mountains with a relief of up to 1,600 metres (“m”).

History

The Keno Hill mining camp area has a rich history of exploration and mining. Silver was first found in 1901 but small-scale mining only began during 1913. High silver prices at the end of the First World War led to renewed and ultimately successful exploration activity in the area. In 1922, the Onek Mining Company Ltd. was organized to explore the core Onek claims via a number of open cuts and shallow underground workings in two shafts. In 1950 to 1952, United Keno Hill Mines Ltd. (“UKHM”) reopened the shafts and drove an adit in from the northwest to drift along the vein strike at the 400 Level for about 1300 feet, driving raises up into the historic workings along the way. The Onek Mine was revisited in the early 1960's with limited success. All mining at Onek ceased in 1965, until the late 1980's, when a 20 - 40 m deep open pit was developed over the length of the majority of the Onek workings around the historical shafts. Historical production from the Onek deposit totalled 95,290 imperial tonnes at 13.6 ounces per tonne (“oz/t”) silver.

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UKHM closed permanently in 1989. In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PricewaterhouseCoopers Inc., the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, Alexco's purchase of UKHM's assets through a wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”), was approved. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development, and is not required to post security against pre-existing liabilities. ERDC received a water license from the Yukon territorial government in November 2007, giving Alexco free and clear title to surface and subsurface claims, leases, freehold land, buildings and equipment at Keno Hill. Alexco embarked on an aggressive surface exploration program in 2006 with continued yearly exploration programs through 2011.

Regional and Local Geological Setting

The Keno Hill mining camp is located in the northwestern part of the Selwyn Basin in an area where the northwest-trending Robert Service Thrust Sheet and the Tombstone Thrust Sheet overlap. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin. The area underwent regional compressive tectonic stresses during the Jurassic and the Cretaceous, producing thrusts, folds and penetrative fabrics of various scales.

The Robert Service Thrust Sheet in the south is composed of Late Proterozoic to Devonian clastic sandstone, minor limestone, siltstone, argillite, chert, and conglomerate. The Tombstone Thrust Sheet to the north consists of Devonian phyllite, felsic meta-tuffs and metaclastic rocks, overlain by Carboniferous quartzite, which is the main host for the silver mineralization in the Keno Hill camp. Four intrusive suites intrude the layered rocks:

•	Early Paleozoic diabase dikes and sills;

•	Mid-Triassic gabbro to diorite pods;

•	Early Cretaceous Tombstone granite to granodiorite suite; and

•	Upper Cretaceous peraluminous porphyritic granite.

The local geology is characterized by three sedimentary rock units metamorphosed to greenschist facies assemblages during the Middle Cretaceous. The Lower Schist comprises Devonian to Mississippian graphitic, calcareous, and sericitic schists, quartzite and minor greenstone of Middle Triassic age. The lower contact of this unit has been cut off by the Tombstone Thrust Fault. The 700-metre thick Mississippian Central Quartzite (the Keno Hill Quartzite) consists of quartzite with minor schist, phyllite and greenstone horizons. It is the most important host to the silver mineralization at Keno Hill. The Upper Schists comprise Cambrian quartz-mica schist, quartzite, graphitic schist and minor limestone. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

The rock units are intruded by quartz-feldspar porphyritic sills, commonly in the Lower and Upper Schists. They are correlated with the ninety three million year old Roop Lake granite (Mayo Lake pluton).

Four sets of faults are important. The oldest fault set consists of south dipping foliation-parallel structures related with the Tombstone Thrust Fault. The second fault set (“longitudinal veins”) comprises northeast to east-northeast trending, steeply dipping sinistral faults with offset locally reaching more than 150 m. These faults essentially carry all the silver mineralization that was mined in the Keno Hill district. The third fault set (“transverse faults”) includes north-west striking and steep north dipping structures, generally barren but filled with quartz containing trace to minor arsenopyrite, pyrite and jamesonite. They may represent dilatational zones between “en echelon” longitudinal faults. Late north to northeast trending cross faults displace (dextral and sinistral) veins or longitudinal faults by up to 2,000 m.

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Deposit Types and Mineralization

The Keno Hill District is a polymetallic silver-lead-zinc vein district with characteristics analogous to: Kokanee Range (Slocan), British Columbia; Coeur d’Alene, Idaho; Freiberg and the Harz Mountains,

Germany; and Príbram, Czech Republic. Common characteristics include the proximity to crustal-scale faults, affecting thick clastic metasedimentary rocks, intruded by felsic rocks that may have acted as a heat source driving the hydrothermal system. At Keno Hill, the largest accumulation of silver, lead and zinc minerals occurred in structurally prepared competent rocks, such as the Central Quartzite.

In general, gangue minerals include manganiferous siderite, minor calcite, and quartz. Silver occurs in argentiferous galena and argentiferous tetrahedrite. In supergene assemblages, silver can be native or in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in iron-rich sphalerite. Other sulphides include minor pyrite, arsenopyrite, and chalcopyrite.

At the district scale, the hydrothermal system exhibits sharp lateral mineralogical changes equivocally associated with temperature gradients around magmatic rocks. The hydrothermal veins also exhibit sharp vertical mineralogical zoning; historically interpreted to be lead-rich at the top to more zinc-rich at depth. The Onek vein system comprises at least three individual vein faults occurring within a broad northeast striking, southeast dipping structural zone with a strike length of approximately 600 m.

Exploration

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas.

The current exploration conducted by Alexco is the first comprehensive exploration effort in the district since 1997. Alexco conducted surface diamond drilling programs in the Onek prospect area between 2007 and 2011. Drilling included 13 surface core drill holes totalling 2,803 m in 2007, 29 surface core drill holes totalling 5,127 m in 2008, 25 surface core drill holes totalling 2,913 m in 2010, and 12 drill holes totalling 1,138 m in 2011.

Sampling Method, Approach and Analyses

Historical samples collected by previous project operators include underground chips, split core, reverse circulation and percussion drill cuttings. Sampling procedures are incompletely documented from project archives. Historical drill core samples were taken using procedures meeting industry best practices, reverse circulation and percussion drilling assay samples were taken from split recovered drill cuttings.

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Information regarding historical assay procedures is limited. All assays were performed by the mine laboratory located in Elsa. SRK understands that gold and silver were determined by fire assay, while lead and zinc analyses were performed by atomic absorption or titration methods.

Alexco implemented industry best practice procedures for all aspects of the drilling, collar and downhole surveying, core description and sampling, sample preparation and assaying, and database management. Assay samples were collected on half core sawed lengthwise with sampling intervals honouring geological boundaries. Sample intervals vary from 0.1 to 1 m in visibly mineralized core with up to 2 m lengths used away from obviously mineralized material.

Alexco used industry best practices assaying protocols including the use of commercial certified control samples, sample blanks and duplicates at an adequate frequency to monitor the accuracy of laboratories; ALS-Chemex in Vancouver, Eco Tech Labs of Kamloops, BC and AGAT Laboratory of Mississauga, ON, all of which are accredited under ISO-170025 Standards Council of Canada. Assay samples were dispatched for preparation and assaying using adequate security protocols. All samples were prepared using standard preparation protocols. Each sample was assayed for gold by fire assay and atomic absorption spectrometry on 30-gram (“g”) sub-samples, and for a suite of between 27 and 48 elements (including silver, lead and zinc) by four acid digestions and either inductively coupled plasma atomic emission spectroscopy or mass spectroscopy on 0.5 g sub-samples. Elements exceeding concentration limits were re-assayed using methods suitable for high concentrations.

Data Verifications

Alexco scanned and, where applicable, digitally captured historical data creating an extensive digital database. Data relating to the Onek resource area were verified by Alexco personnel.

Alexco verified the historical Onek chip sample data collected by UKHM for those levels occurring within the resource zones. Sampling was done mainly in the 1950’s at Onek. Documented sampling procedures do not exist for these early campaigns. As the underground workings are currently inaccessible, no confirmation check sampling could be performed by Alexco. As a result, all historical chip sampling occurring within the Onek resource area is not deemed reliable for inclusion in a reportable resource calculation.

SRK reviewed the analytical quality control data produced by Alexco for the 2007 to 2011 core drilling at Onek and concluded that Alexco personnel used diligence in monitoring quality control data, investigating potential failures and taking appropriate corrective measures when required for the collected data. The quality control data collected by Alexco in between 2007 and 2011 are comprehensive and the assaying results delivered by ALS Chemex and AGAT Laboratories are generally reliable for the purpose of resource estimation.

Mineral Processing and Metallurgical Testing

No specific testing has been carried out on the mineralization found at the Onek deposit. SRK assumed that the mineralization found within these deposits will have similar metallurgical characteristics to the Bellekeno deposit now being developed by Alexco.

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Mineral Resource Estimates

The Onek resources were estimated using 3D Gemcom Gems block modeling software in multiple passes in 5 by 5 by 3 m blocks by ordinary kriging. Grade estimates were based on capped 1 m composited assay data. Capping levels for silver were set to 3,000 grams per tonne (“g/t”) for vein 1 and 2,000 g/t for vein 2. Lead and zinc were capped at 5% and 3% respectively for Vein 2. Gold grades were capped at 5 g/t for vein 1 and 2 g/t for vein 2. Blocks were classified as Indicated mineral resources if at least two drill holes and five composites were found within a 60 m by 30 m search ellipse. All other interpolated blocks were classified as Inferred mineral resource.

Table i below summarises the mineral resources estimated by SRK for the Onek deposit as of July 27, 2011.

Table i: Mineral Resource Statement* for the Onek Deposit, July 27, 2011.

Class	Tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)
Indicated**	585,000	194	0.65	1.23	13.74
Inferred**	236,000	203	0.43	1.05	11.52
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.

** Reported at an NSR cut-off of $185 (1 USD = 1 CAD)/tonne using consensus long term metal prices (US$) and recoveries developed for the nearby Bellekeno deposit (Ag US$18.50/oz, recovery 96%; Pb US$ 0.90/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,100/oz, recovery 72%). Ag grades capped at 3,000 g/t for vein1 and 2,000g/t for vein2; Pb and Zn capped at 5% and 3% respectively for Vein 2; Au grades capped at 5 g/t for vein1 and 2 g/t for vein2.

SRK observed that Vein 1 displays metal zonation with depth with a silver-rich upper zone and a zinc-dominated lower zone similar to the Bellekeno deposit. This zonation is not seen in Vein 2. Table ii displays Onek mineral resources for Vein 1 above and below the 930 m elevation.

Table ii: Mineral Resource for Vein 1 above and below 930 m elevation.

ZONE	Class	Zone	Tonnes	Ag g/t	Pb %	Zn %	Au g/t
Vein 1	Indicated	Above 930 m	405,000	234	1.54	15.09	0.68
		Below 930 m	131,000	77	0.34	11.77	0.67
		Total	536,000	195	1.25	14.27	0.67
	Inferred	Above 930 m	71,000	280	1.26	12.79	0.49
		Below 930 m	129,000	146	0.32	12.43	0.42
		Total	200,000	193	0.65	12.55	0.45

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Conclusion and Recommendations

Between 2006 and June 2011, Alexco completed four drilling programs on its Onek property in the Keno Hill district located in Central Yukon Territory. These drilling programs confirmed the existence of significant polymetallic silver mineralization in this area.

SRK recommends a two phase exploration and development program for the Onek deposit with the second phase contingent on positive results from the first phase. The first phase would include development of a new underground access to collect a 7560 ton bulk sample by drifting 200 m on vein at an estimated cost of $4.23 M, metallurgical testing of the bulk sample at a cost of $120,000, and geotechnical analysis to be used in detailed mine design and economic analysis at a cost of $120,000. Total cost of phase one is estimated at $ 4.88 M. The second phase would include detailed mine design and economic analysis for preliminary economic assessment and the development of policies and procedures for rock mechanics, rock mechanics planning, ground support, and handling development in proximity of historical workings with a total estimated cost of $360,000. The cost for the two phases would be $5.24 M.

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List of Tables

List of Figures

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Figure 15.6: Comparison of OK and ID2 estimation for Onek	42

Figure 15.7: Grade tonnage curve for Onek	44

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Disclaimer

The opinions expressed in this Report have been based on the information supplied to SRK Consulting (Canada) Inc. (“SRK”) by Alexco Resources Corp. (“Alexco”). These opinions are provided in response to a specific request from Alexco to do so, and are subject to the contractual terms between SRK and Alexco. SRK has exercised all due care in reviewing the supplied information. Whilst SRK has compared key supplied data with expected values, the accuracy of the results and conclusions from the review are entirely reliant on the accuracy and completeness of the supplied data. Opinions presented in this report apply to the site conditions and features as they existed at the time of SRK’s investigations, and those reasonably foreseeable. These opinions do not necessarily apply to conditions and features that may arise after the date of this Report.

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List of Abbreviations

Unit or Term	Abbreviation
Canadian Institute of Mining & Metallurgy	CIM
day	d
Dollars (Canadian)	$ or CN$
Dollars (US)	US$
Footwall	FW
grams	g
Hanging wall	HW
hour	h
hectare (10,000 m2 )	ha
kilometres	km
kilowatt	kW
metres	m
metres above sea level	masl
Million / mega (106)	M
National Instrument 43-101	NI 43-101
National Topographic Service	NTS
Net Smelter Return	NSR
Non-acid Generating	NAG
North American datum	NAD
potentially acid generating	PAG
Rock Quality Designation	RQD
short take-off and landing	STOL
specific gravity	SG
ton (2000 lbs)	ton
tonne (1000 kg)	t
Universal Transverse Mercator coordinate system	UTM
volcanogenic massive sulphide	VMS
micron	µm

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1	Introduction

This technical report summarizes a mineral resource estimate produced for Alexco Resource Corp. (“Alexco”) for the Onek deposit located on the Onek property, one of several polymetallic silver-lead- zinc deposits occurring in the historic Keno Hill silver-lead district, near Mayo, Yukon Territory.

The mineral resource models were constructed by SRK Consulting (Canada) Inc. (“SRK”), during the first half of 2011 from drilling information acquired by Alexco during the years 2007 to 2011. Mineral resources were classified as Indicated and Inferred Mineral Resources following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) guidelines. The report was prepared following the guidelines of the Canadian Securities Administrators National Instrument 43-101 and Form 43-101F1, and in conformity with generally accepted CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines”.

The report was compiled by Dr. Gilles Arseneau, P. Geo., and Darell Farrow, M.Sc., Pr. Sci. Nat. with assistance from Melanie Roberts and Stan Dodd of Alexco. The information contained in this report was provided by Alexco and gathered by SRK during the site visit. Dr. Arseneau and Chris Elliott of SRK carried out a visit to the Onek project to examine the Onek deposit. In total SRK spent two and half days at site between July 26 and 28, 2010 examining drill core, core logging and sampling procedures, visiting drill sites and examining the mineralization exposed in surface cuts. Mineral resources were estimated by Darrell Farrow, M.Sc., Pr.Sci.Nat., under the supervision of Dr. Arseneau.

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2	Reliance on other Experts

In preparing this report, SRK has relied on information provided by Alexco for matters pertaining to environmental, socioeconomic, and permitting issues. SRK did not carry out a title search for the property. Instead, we have relied on an opinion of title provided by Alexco.

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3	Property Description and Location

The Onek property is located in the Mayo Mining District approximately 350 kilometres (“km”) north of Whitehorse, Yukon Territory, within the Keno Hill mining district (Figure 3.1). Mayo is accessible from Whitehorse via a 460 km all weather road and by air via the Mayo airport. A gravel road connects Mayo to the project area. The area is covered by NTS map sheet 105M/14. Alexco currently maintains a land position at the Onek property comprising 32 surveyed quartz mining leases and 5 unsurveyed quartz mining claims (Figure 3.2).

Figure 3.1: Onek Property location map

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484,500 mE
485,000 mE
485,500 mE
486,000 mE
487,000 mE
7,089,000 mN
7,088,500 mN
7,088,000 mN
7,087,500 mN
7,087,000 mN
7,086,500 mN
7,086,000 mN
K 101
YC56128
Galaxy
Y 69403
DAWSON
62367
LIME
59442
CAMEO
59248
RAND
59436
BUNT
59542
MAYO
56573
CARIBOU
12876
BOB
59543
CAKE
62341
CAMARRILA
59249
LAST CHANCE
12981
CAPSTAN
59250
WALSH
One
YC01994
FISHER
12876
ELI 2
59419
ONEK
61596
UPTON
14002
LONE STAR
12995
ELI
56319
RANDO
56022
DAISY FRACTION
59545
DENTON
59253
CITY
GALENA FARM
13032
LITE FRACTION
BES
56533
K 93
YC56120
SEGLE
56534
SUDDO 9
59465
FALLS 6
59444
SUDDO 7
59463
Alexco Onek Claims
August 2011
Alexco Keno Hill Mining Corp. - 100 percent
Elsa Reclamation & Development Company Ltd. - 100 percent
Alexco Exploration Canada Corp. - 100 percent

 Figure 3.2: Onek Property claim map

The Onek deposit is centred at Latitude 63 degrees, 54 minutes, 48 seconds north; Longitude 135 degrees 17 minutes 24 seconds west.

Mineral exploration in the Keno Hill district was initially permitted under the terms and conditions set out by the Yukon Government in the Class III Quartz Mining Land Use Permit – LQ00186, issued on July 5, 2006 and valid until July 4, 2011. Alexco subsequently obtained a Class IV Quartz Mining Land Use Permit – LQ00240 on June 17, 2008. The two permits were amalgamated on December 8, 2008 under #LQ00240 which is valid until June 16, 2018.

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The mineral resources for the Onek deposit reported herein are located on the Onek property comprising the Quartz mining claims and leases listed in Table 3.1.

Table 3.1: Onek Property Claims and Leases

Claim Label	Grant Number	Lease Number	Owner Name	Expiry Date
AGRAM	62132	NM00555	Alexco Keno Hill Mining Corp. - 100%	20271102
BES	56533	NM00436	Elsa Reclamation & Development Company Ltd. - 100%	20251126
BOB	59543	NM00189	Elsa Reclamation & Development Company Ltd. - 100%	20230209
BUNT	59542	NM00186	Elsa Reclamation & Development Company Ltd. - 100%	20230209
CAKE	62341	NM00288	Elsa Reclamation & Development Company Ltd. - 100%	20240627
CAMARRILA	59249	NM00268	Elsa Reclamation & Development Company Ltd. - 100%	20240118
CAMEO	59248	NM00267	Elsa Reclamation & Development Company Ltd. - 100%	20240118
CAPSTAN	59250	NM00269	Elsa Reclamation & Development Company Ltd. - 100%	20240118
CARIBOU	12878	NM00021	Elsa Reclamation & Development Company Ltd. - 100%	20190914
CITY	62284	NM00467	Elsa Reclamation & Development Company Ltd. - 100%	20251126
DAISY FRACTION	59645	NM00545	Alexco Keno Hill Mining Corp. - 100%	20271102
DAWSON	62367	NM00472	Elsa Reclamation & Development Company Ltd. - 100%	20251126
DENTON	59253	NM00270	Elsa Reclamation & Development Company Ltd. - 100%	20240118
ELI	55319	NM00563	Elsa Reclamation & Development Company Ltd. - 100%	20271102
ELI 2	59419	NM00570	Elsa Reclamation & Development Company Ltd. - 100%	20271102
FALLS 16	59452	NM00384	Elsa Reclamation & Development Company Ltd. - 100%	20250522
FALLS 8	59444	NM00517	Elsa Reclamation & Development Company Ltd. - 100%	20261101
FISHER	12876	NM00022	Elsa Reclamation & Development Company Ltd. - 100%	20190914
Galaxy	Y 69403	NM00432	Elsa Reclamation & Development Company Ltd. - 100%	20131231
GALENA FARM	13032	NM00193	Elsa Reclamation & Development Company Ltd. - 100%	20230322
K 101	YC56128	NM00552	Alexco Keno Hill Mining Corp. - 100%	20161231
K 93	YC56120	NM00503	Alexco Keno Hill Mining Corp. - 100%	20141231
K 94	YC56121	XM00385	Alexco Keno Hill Mining Corp. - 100%	20141231
LAST CHANCE	12961	NM00028	Elsa Reclamation & Development Company Ltd. - 100%	20200205
LIME	55442	NM00284	Elsa Reclamation & Development Company Ltd. - 100%	20240627
LITE FRACTION	82289	NM00589	Elsa Reclamation & Development Company Ltd. - 100%	20271102
LONE STAR	12965	NM00030	Elsa Reclamation & Development Company Ltd. - 100%	20200220
MAYO	56573	NM00438	Elsa Reclamation & Development Company Ltd. - 100%	20251126
ONE	YC01994	NM00245	Alexco Exploration Canada Corp. - 100%	20140909
ONEK	61596	NM00461	Elsa Reclamation & Development Company Ltd. - 100%	20251126
RAND	55436	NM00283	Elsa Reclamation & Development Company Ltd. - 100%	20240627
RANDO	55022	NM00561	Elsa Reclamation & Development Company Ltd. - 100%	20271102
SEGLE	56534	NM00437	Elsa Reclamation & Development Company Ltd. - 100%	20251126
SUDDO 7	59463	NM00256	Elsa Reclamation & Development Company Ltd. - 100%	20231219
SUDDO 9	59465	NM00258	Elsa Reclamation & Development Company Ltd. - 100%	20231219
UPTON	14002	NM00029	Elsa Reclamation & Development Company Ltd. - 100%	20200205
WALSH	12998	NM00032	Elsa Reclamation & Development Company Ltd. - 100%	20200228

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4	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Onek deposit is included within the historic Keno Hill mining camp, located in central Yukon Territory (Figure 3.1). The closest town is Mayo, located on the Steward River, circa 55 km to the south. Mayo is accessible from Whitehorse via a 460 km all weather road; the town is also serviced by Mayo airport, which is located just to the north. A gravel road leads from Mayo to the project areas. Historically, the mining camp was linked by river route to the outside world; since 1950 the all-weather highway, which was also used for transporting the ore, has been the main link.

The central Yukon Territory is characterized by a sub-arctic continental climate with cold winters and warm summers. Average temperatures in the winter are between minus fifteen and minus twenty degrees Celsius but can reach minus sixty degrees Celsius. The summers are moderately warm with average temperatures in July around fifteen degrees Celsius. Exploration and mining work can be carried out year-round.

Because of its northern latitude, winter days are short; north-facing slopes experience ten weeks without direct sunlight around the winter solstice. Conversely, summer days are very long, especially in early summer around the summer solstice. Annual precipitation averages twenty eight centimetres; half of this amount falls as snow, which starts to accumulate in October and remains into May or June.

Three phase power is available in many parts of the district as well as limited telephone service. A large number of roads constructed for past mining operations are still serviceable. The old company town of Elsa, located toward the western end of the district, comprises several buildings that are currently being used for storage, maintenance work, housing and offices. The main camp and kitchen are located at Flat Creek, just west of Elsa.

The landscape around the Onek deposit is characterized by rolling hills and mountains with a relief of up to 1,600 m (Plate 1). The highest elevation is Keno Hill at 1,975 m. Slopes are gentle except the north slopes of Keno Hill and Sourdough Hill.

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Plate 1:Typical landscape in the Keno Hill District.

Photo A: Taken from Galkeno 300, looking southeast at (1) Keno City, (2) Lightning Creek Valley, (3) Bellekeno 600 adit is just out of sight from this view angle; Photo B: View from road above Elsa, looking northwest; Photo C and Photo D: Views looking north from the drilling sites at Bellekeno.

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5	History

The history of the Keno Hill mining camp is well described in Cathro (2006); the information presented in this section draws heavily from that source.

The Keno Hill mining camp area has a rich history of exploration and mining dating back to the beginning of the 1900’s. Earliest prospectors had been working the area around Mayo for gold, especially after the Klondike gold rush of 1898. The first silver was found in 1901; however, interest was low due to the prospector’s interest in gold alone - despite an assay from 1905 yielding more than ten kilograms per ton (“kg/t”) silver. Small-scale mining finally commenced in 1913 with a first shipment of fifty-five tons of ore to a smelter in San Francisco. Due to the shallow depth of the deposit and the First World War, interest in the area had dwindled by 1917.

The end of the First World War and high silver prices led to renewed and ultimately successful exploration activity in the area. The Onek Mining Company Ltd. was organized in 1922 to explore the core Onek claims via a number of open cuts and shallow underground workings in two shafts. In 1950 to 1952, United Keno Hill Mines Ltd. (“UKHM”) reopened the shafts and drove an adit in from the northwest to drift along the vein strike at the 400 Level for about 1300 feet, driving raises up into the historic workings along the way. Some developmental ore was removed. The Onek Mine was revisited in the early 1960's with limited success due to manpower shortages and poor ground support, as the timbers from the 1950's had been left in place. All mining at Onek ceased in 1965 until the late 1980's when a 20 - 40 m deep open pit was developed over the length of the majority of the Onek workings around the historical shafts. Historical production from the Onek deposit is shown in Table 5.1. Surface exploration consisted of extensive overburden drilling along the vein strike as exploration stepouts and as infill drilling for open pit delineation.

Table 5.1: Past production records for Bellekeno property.

Mine	Imperial tons	Ag Oz/t	Pb (%)	Zn (%)	Ag ounces	Pb pounds	Zn pounds
Onek	95,290	13.6	5.5	3.4	1,299,333	10,456,254	6,452,107

UKHM closed permanently in 1989. Between 1990 and 1998 The Dominion Mineral Resources and

Sterling Frontier Properties Company of Canada Limited (“Dominion”), after acquiring thirty-two per cent interest in UKHM, carried out extensive reclamation, remediation and exploration work at the Bellekeno, Husky Southwest and Silver King mines, in order to reopen the camp. Lack of financing forced Dominion to abandon its rights, in effect reverting back the rights to UKHM. Environmental liabilities and site maintenance costs drove UKHM into bankruptcy; the Federal Government inherited the assets.

In June 2005, Alexco was selected as the preferred purchaser of the assets of UKHM by PricewaterhouseCoopers Inc.; the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, following lengthy negotiations with Federal and Territory Governments, the Supreme Court of the Yukon Territory approved Alexco's purchase of UKHM's assets through Alexco's wholly-owned subsidiary, ERDC.

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development, and is not required to post security against pre-existing liabilities. ERDC will also be reimbursed for its future environmental reclamation activities - estimated at more than CDN$50 M - while itself contributing CDN$10 million to the clean-up of the Keno Hill district. ERDC has also assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Territory Government, and is actively conducting a baseline environmental assessment and site characterization program.

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To finalize the Keno Hill acquisition, ERDC applied for and received a water license in November 2007. Upon receipt of the license, ERDC received clear title to surface and subsurface claims, leases, free-hold land, buildings and equipment at Keno Hill.

During 2006, Alexco embarked on an aggressive exploration program in the Keno Hill district. Drilling by Alexco in the Onek prospect area totalled thirteen surface core drill holes (2,803 m) in 2007, twenty-nine surface core drill holes (5,127 m) in 2008,twenty-five surface core holes (2,913 m) in 2010, and twelve surface core holes (1,138 m) in 2011.

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6	Geological Setting and Mineralization

6.1	Regional Geology

The Keno Hill mining camp is located in the northwestern part of the Selwyn Basin in an area characterized by the Robert Service Thrust Sheet and the Tombstone Thrust Sheet; these thrust sheets are overlapping and trend north-westerly. The area is underlain by Upper Proterozoic to Mississippian rocks that were deposited in a shelf environment during the formation of the northern Cordilleran continental margin (Figure 6.1). A compressional regime that possibly existed during the Jurassic, but certainly during the Cretaceous, produced thrusts, folds and penetrative fabrics of various scales. Early large scale deformation (D1 ) produced recumbent folds, resulting in local structural thickening of strata. A second (and possibly third, D3 , Roots, 1997), deformational event (D2 ) produced gentle southwesterly plunging syn- and antiform pairs; layering in these structures are axial planar to the D1 recumbent folds.

The Robert Service Thrust Sheet in the south is composed of Late Proterozoic to Cambrian sandstone, locally with interbedded limestone and argillite, a Cambrian to Middle Devonian succession of siltsone, limestone and chert, and Upper Devonian argillite, chert, and chert pebble conglomerate. The latter unit unconformably overlies the lower units.

The Tombstone Thrust Sheet to the north consists of Devonian phyllite, felsic meta-tuffs and metaclastic rocks, overlain by Carboniferous quartzite. This latter rock unit is locally thickened due to folding and or thrusting and hosts the mineralization of the Keno Hill camp.

Intrusive rocks formed during four episodes of plutonism. Early Paleozoic fine-grained diabase occurs as metre-scale dikes and sills in the Upper Proterozoic to Lower Cambrian rocks. During the Mid-Triassic, gabbros to diorites formed pods of various sizes, primarily in the Devonian and Mississippian rocks of the Tombstone thrust sheet. A third phase of plutonism took place around ninety two million years ago in the early Cretaceous and resulted in widespread and voluminous Tombstone intrusions of commonly granitic to granodioritic composition. The youngest magmatic activity occurred around sixty-five million years ago in the Upper Cretaceous and resulted in the formation of peraluminous megacrystic potassium feldspar granite.

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Figure 6.1: General Geology of the Selwyn Basin Area. Image from Dusel-Bacon et al. (2002).

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In addition to the Keno Hill silver mining camp, where polymetallic veins were exploited, the area hosts a number of occurrences, and showings of tungsten, copper, gold, lead, zinc, antimony and barite.

Tin, tungsten, and molybdenite occurrences are possibly related to the suite of Cretaceous intrusion, whereas lead, zinc, and barite occur in stratiform calcareous sedimentary rocks of early to mid- Paleozoic age typical of sediment-hosted deposits.

6.2	District Geology

The local geology is characterized by three sedimentary rock units: Lower Schist, Central Quartzite, and Upper Schist (Figure 6.2). Individual layers are thought to be conformal and are metamorphosed to greenschist facies assemblages. Regional metamorphism is believed to have occurred in the Middle Cretaceous, about 105 million years ago.

The Lower Schist is of Devonian to Mississippian age and is composed of graphitic, calcareous, and sericitic schist, thin and locally thick-bedded quartzite and minor greenstone of Middle Triassic age. The greenstone forms sills and/or boudins and consists of metadiorite and metagabbro. The sills and boudins form bodies up to one kilometre long and thirty metres thick. They occur primarily on Keno Hill. Weathering of the Lower Schist is pronounced and results in small silica fragments supported by a clay matrix. The fast weathering prevents outcrops from forming. The lower contact of this unit has been cut off by the Tombstone Thrust Fault.

The Mississippian Central Quartzite, also known as the Keno Hill Quartzite, has a structural thickness of approximately 700 m and consists of bedded and massive quartzite with minor schist and phyllite layers, as well as greenstone horizons, which occur most commonly in the lower half of the Central Quartzite. The thickness of this unit is especially great in the Keno Hill area; which is likely due to the presence of a D1 fold nose and accompanied structural thickening in the Keno Hill area. Underground exposure has revealed tight isoclinal folding. Internal fracturing leaves the unit prone to weathering, resulting in the formation of felsenmeer downslope, where large slabs of quartzite accumulate. This unit is the most important host to mineralization of the Keno Hill camp.

A package of Cambrian quartz-mica schist, quartzite, graphitic schist and minor limestone comprise the Upper Schist. The Robert Service Thrust Fault separates the Upper Schist from the younger Central Quartzite.

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Figure 6.2: Local Geology of the Keno Hill Camp (Image Modified from a GSC map).

A number of quartz-feldspar porphyritic sills have intruded the stratigraphy parallel to schistosity. The sills are most common in the Lower and Upper Schists and can reach thicknesses of up to fifty metres; reports of occurrences in the Central Quartzite are inconclusive and vague. The quartz-porphyry sills are believed to be related to the ninety three million year old Roop Lake granite (also known as Mayo Lake pluton), which is located southeast of the camp.

Structurally, the property is characterized by four sets of faults; many of which have been filled by hydrothermal minerals, forming veins. The oldest fault set consists of south dipping structures that are generally parallel to foliation, and are apparently associated with the Tombstone Thrust Fault, since movement was contemporaneous or slightly later. Locally, brittle deformation has been observed along these structures. A second fault set, known as “longitudinal veins” strikes northeast to east northeast and dips steeply southeast. The latest movement along these faults is sinistral with offsets locally reaching more than 150 m; however, more than one episode of movement is commonly indicated. Depending on the competency of the host rock, longitudinal veins can be up to thirty metres wide in an anastomosing system of sub-veins. Essentially all mineralized rock was mined from these longitudinal veins. A third set of faults, known as “transverse faults”, is north-west striking and dips steeply to the north. Transverse faults commonly do not contain silver and lead mineralization but are commonly filled by quartz with trace to minor arsenopyrite, pyrite and jamesonite. Vein thicknesses can reach five metres. Transverse faults are believed to be dilational zones between en echelon longitudinal faults.

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A younger set of faults, known as cross faults, strike north to northeast with a dip of sixty degrees west to southwest and offset vein or longitudinal faults by up to 2,000 m. In the western part of the camp, dextral movement is the most recent event along these structures, whereas in the eastern part of the camp, sinistral movement with less magnitude prevails.

6.3	Mineralization

Good summaries of the mineralogy of the Keno Hill District silver-lead-zinc mineralization can be found in Cathro (2006), Murphy (1997), and Roots, (1997). Mineralization in the Keno Hill camp is of the polymetallic silver-lead-zinc vein type. Mineralization of this type ideally exhibits a succession of hydrothermally precipitated minerals from the vein wall towards the vein center. However; at Keno Hill, multiple pulses of hydrothermal fluids traveling through the same structure are very likely to modify the original succession of precipitated minerals by recrystallization and/or repetition of the original succession. Supergene alteration can further change the mineralogy in a vein. In the Keno Hill area, supergene alteration reached a maximum depth of about 200 m shortly after vein emplacement. Due to glacial erosion, much of the supergene zone has been removed.

In general, common gangue minerals include manganiferous siderite and, to a lesser extent, quartz and quartz breccia as well as calcite. Silver occurs in argentiferous galena and argentiferous tetrahedrite (freibergite). In supergene assemblages, silver is further found as native silver, in polybasite, stephanite, and pyrargyrite. Lead occurs in galena and zinc in sphalerite, which is iron- rich. This type of sphalerite is also known as marmatite and contains approximately seven per cent less zinc than “normal” sphalerite. Furthermore, sphalerite can contain approximately 7,000 to 10,000 grams (“g”) of cadmium per tonne and up to 800 g of tin per tonne (non-recoverable). Other sulphides include pyrite, arsenopyrite, and chalcopyrite. Pyrite and arsenopyrite are locally gold- bearing.

In addition to a lateral zoning mentioned above, veins exhibit a vertical change in mineralogy. A typical oreshoot displays a predictable vertical zoning from lead-rich at the top to zinc-rich at the bottom. Mineralogically, the ore changes with increasing depth from galena to galena-freibergite, to galena-freibergite-sphalerite-siderite, to sphalerite-freibergite-galena-siderite, to sphalerite-siderite, to siderite-pyrite-sphalerite (Cathro, 2006). Due to this zonation, individual veins have historically been interpreted to have a silver-poor sphalerite-rich lower zone. Historically, it was also believed that economic mineralization in the Keno Hill camp was restricted to a shallow zone of about 120 metres thickness; the discovery of the Number 3 Vein below the 400 level in the Hector-Calumet mine in 1948 showed that silver-rich veins exist deeper than historically believed and that known veins exhibit depth potential.

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In addition to the local changes in mineralogy, a camp-scale zonation from high gold to copper and iron to zinc ratios of tetrahedrite in the west of the camp to lower ratios in the east has been recognized. It is believed that the Roop Lakes Granite, located ten to fifteen km west of the camp, acted as a heat source for the hydrothermal system that resulted in the precipitation of the vein minerals. With increasing distance from the granite, hydrothermal fluids would have experienced a general decrease in temperature, leading to the observed change in metal ratios. Murphy (1997) points out, however; that the geometry between intrusion and mineralized veins might not reflect the geometry during the time of hydrothermal activity. Since the timing of mineralizing events and deformation is poorly constrained, the apparent zoning could be the result of other, as of yet unknown, factors.

Despite the above mentioned uncertainties, a generally lower fluid temperature along the western edge of the camp could be responsible for the epithermal character of the ore from the Husky, Husky Southwest, and possibly the higher levels of the Bellekeno deposits. These deposits contained higher gold grades than other deposits of the camp. Gold occurs as electrum, in pyrite, and in arsenopyrite. Sulphide mineralogy at Husky and Husky Southwest is also different from the bulk of the mines; the main sulphide is pyrite, which amounts for one to five per cent. Galena is rare and not argentiferous; instead silver occurs as microscopic crystals of native silver and argentite.

6.4	Onek Mineralization

The Onek vein system comprises at least three individual vein faults occurring within a broad northeast striking, southeast dipping structural zone. The vein faults occur over a strike length of at least 600 m and are characterized by brittle fractured or milled zones, locally containing massive sulphide vein material, consisting of sphalerite, galena and siderite along with minor pyrite, arsenopyrite and quartz. Mineralized breccias zones are also present, consisting of wall rock fragments and siderite-sulphide cement. These zones are often surrounded by brittle fractured zones cemented by siderite and minor sphalerite stringers.

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7	Deposit Types

The Keno Hill Mining camp has long been recognized as a polymetallic silver-lead-zinc vein district with characteristics possibly similar to other well-known mining districts in the world. Examples of this type of mineralization include the Kokanee Range (Slocan), British Columbia; Coeur d’Alene,

Idaho; Freiberg and the Harz Mountains, Germany; and Príbram, Czech Republic.

The common characteristics of these locales are their proximity to crustal-scale faults and the occurrence in a package of monotonous clastic metasedimentary rocks, which have been intruded by plutons. Even though the mineralization is not likely related to the intrusions, they may have acted as a heat source for hydrothermal circulation. Mineral precipitation occurred where metal- laden hydrothermal fluids, with a temperature of 250 to 300 degrees Celsius, traveled through open fractures caused by a local tensional stress regime in an otherwise compressional environment and precipitated metals as pressure and temperature changed.

The metals were likely leached from crustal rocks by hot circulating fluids. Mineral precipitation likely occurred at an average depth of about six km. Fluid mixing of hydrothermal fluid with meteoric fluid is common as is boiling. Multiple fluid pulses resulted in a repetition of the mineral sequence precipitated as well as recrystallization and modification of the existing mineral assemblage.

At Keno Hill, the largest accumulation of ore minerals occurred in structurally prepared competent rocks, such as the Central Quartzite, resulting in areas of increased fluid flow. Incompetent rocks like phyllites tend to produce fewer and smaller (if any) open spaces, limiting fluid flow and resulting mineral precipitation.

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8	Exploration

Most past exploration work in the Keno Hill district was conducted as support to the mining activities until the mines closed in 1989. A good summary of the early exploration work is provided by Cathro (2006). This historic work involved surface and underground drilling designed to explore areas surrounding the main underground working areas. It is beyond the scope of this report to describe all historical exploration work completed in the Keno Hill district. Only the relevant historical work completed at Onek is included below.

The current exploration conducted by Alexco is the first comprehensive exploration effort in the district since 1997. During the initial phase of Alexco’s involvement at Keno Hill, a program of geologic data compilation, aero geophysical surveying (conducted by McPhar Geophysics) and surface diamond drilling was completed.

Past operator UKHM accumulated a huge number of paper maps and documents relating to nearly seventy years of district mining, but the documentation and data were never assembled into a coherent database that could be used to decipher the geology on a district scale. Beginning in late 2005 and continuing through 2008, Alexco has converted over 100 gigabytes of this historic data to digital form by scanning and data entry.

During 2006, Alexco embarked on an aggressive exploration program in the Keno Hill district. Drilling by Alexco on the Onek prospect in 2007 totalled thirteen surface core drill holes (2,803 m) targeting the down-plunge extension of the mineralization outlined in the historical workings. Twenty-nine surface core drill holes (5,127 m) were drilled in 2008 as infill and extension around the well-mineralized 2007 intercepts as well as targeting the historical resource blocks around the historical workings with a view to doing a new resource calculation. No work was done in 2009, but renewed focus on Onek in 2010 saw twenty-five surface core holes (2,913 m) drilled with exploration success along strike to the southwest of the historical workings. Infill drilling around the newly identified mineralization to the southwest was completed in twelve surface core holes (1,138 m) in 2011.

A district wide surface geological mapping and structural study, started in 2008, was continued through the 2010 field season with findings incorporated into the Onek geologic models where applicable. Detailed pit mapping at Onek was also used in constructing the geological model.

Two geophysical techniques have been used over parts of the property, i.e. aeromagnetic and aeroelectromagnetic. The high quality results generated by these surveys were successful in helping to identify possible hidden structures and covered stratigraphy. There is, however, no obvious signature unique to known mineralization.

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9	Drilling

9.1	Historical Drilling

Historical core drilling at Onek is limited to 10 short, underground, horizontal drill holes. The holes were drilled at various azimuths and did not include downhole surveys. Drill recovery was generally poor, particularly in ore zones, and core assays were restricted to well mineralized zones.

Short, open-hole, underground test holes and percussion holes were commonly drilled during development of the underground workings. Shallow, open-hole, surface percussion drilling was also done in the Onek area, mainly during the 1970’s, totalling approximately 13,000 m in 319 holes.

Due to recovery issues for the core holes, lack of careful sampling techniques, and the open-hole nature of the test/percussion, drilling data from these programs was not deemed reliable for use in the resource calculation. The data were used in select geostatistical analyses (variography) and in construction of mineralization/geologic models, where applicable.

9.2	2007 - 2011 Alexco Drilling

Alexco conducted surface diamond drilling programs at Onek in 2007, 2008, 2010 and 2011 with seventy eight core holes totalling 11,981 m drilled (Figure 9.1). The drilling was designed to confirm and test historic reserve/resource blocks and extend known mineralization along strike and down plunge in order to produce a robust geological model and new resource calculation in keeping with current standards.

Figure 9.1: Location of Surface Drilling from 2007 to 2011 at Onek. Section is looking north.

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In 2007 and 2008, diamond drilling was performed by Quest Diamond Drilling (“Quest”) based out of Abbotsford, British Columbia. Quest utilized four skid mounted drill rigs, two LF-70 drills and two LF-90 drills in 2007 and two skid mounted drill rigs, one LF-90 and one QD-4 drills in 2008. Drilling was done by the wireline method using H-size equipment (HQ). Surface drilling in 2010 was split amongst three contractors: Cabo Drilling based in Surrey, BC; Kluane Drilling out of Whitehorse, Yukon; and Ensign Encore Drilling from Calgary, Alberta. For all campaigns the drilling was well supervised, the drill sites were clean and safe, and the work was efficiently done. Diamond drill operational safety inspections were conducted on each drill rig at various times throughout the drilling programs.

Surface drill hole collars were located respective to Universal Transverse Mercator (“UTM”) coordinates. Proposed drill hole collars were located using a Garmin GPS. Final and completed collars were surveyed with either an Ashtech GPS utilizing post-processing software or a Sokkia GRX1 RTK GPS. Final coordinates were also recorded in the UTM coordinate system.

Surface drill holes ranged in length from 35 m to 323 m, averaging 151 m. Most holes were drilled on a northwesterly azimuth with a declination of between forty five and ninety degrees. In most cases, the drill holes were designed to intercept the mineralized zones perpendicular to the strike direction to give as close as possible a true thickness to the mineralized interval. Down hole surveys were taken approximately every 30 min 2007and 2008 or fifteen metres in 2010 and 2011 using a Reflex survey tool.

Standard logging and sampling conventions were used to capture information from the drill core. The core was logged in detail using paper forms with the resulting data entered into a commercial computerized logging program; either by the logging geologist or a technician. Four sets of data were captured in separate tables:

•	Lithology and Structure;

•	Mineralization;

•	Alteration; and

•	Geotechnical.

Any remarks were also captured. Lithology was documented by a one to four- letter alphanumeric code with additional modifiers. Structural data consisting of type of structure and measurements relative to core axis were recorded within the Lithology table. The Mineral table captured visual percentage veining (by type), sulphide (galena, sphalerite, pyrite, arsenopyrite, stibnite, chalcopyrite, freibergite and native silver), and oxide (limonite, sulphosalts and wad). Specific alteration features including silica, carbonate and iron oxide (“FeOx”) alteration were also captured using a qualitative weak to strong scale. The geotechnical table records percentage recovery and rock quality determination for the entire hole and fracture intensity where warranted.

Alexco systematically measures core specific gravity (“CSG”) of mineralized material as well as basic rock types. Specific gravity is measured using a balance and measuring the weight of core pieces in air and in water. Core weighted in water is not covered by wax or plastic film. Alexco collected approximately 657 core specific gravity measurements during the 2007 to 2011 drilling programs at Onek. Pulp specific gravity (“PSG”) measurements were obtained by pycnometry on select assay intervals of mineralized zones for Alexco drilling by ALS Chemex Laboratories and AGAT Labs.

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10	Sampling Method and Approach

10.1	Historical

Information regarding historical (pre-Alexco) sampling approach and methodology is limited. The available documentation is outlined below.

A 1965 UKHM document outlines the sampling procedures for a newly purchased percussion drill. It was found that in most cases the frozen ground gave sufficient support for the drill hole without additional casing. In a few cases where the ground was not frozen, casing was advanced with the drill bit.

Drill cuttings were collected using a locally designed cone-shaped deflector with a catch pan shaped to fit around the casing. During drilling operations, cuttings were blown upwards between the drill rod and the casing, hit the deflector, and were caught by the catch pan. Runs were five feet (1.5 m) in length, and provided 10 to 15 pounds of sample material. At the end of each shift several hundred grams were split from each sample in the geochemical laboratory; the remainder of the sample material was screened to minus fourteen mesh. Constituents of the fine and coarse fraction were identified separately.

A document dated 1994 by Watts Griffis and McQuat (“WGM”) outlines sampling procedures for the reverse circulation drilling. Two samples were to be collected for each five foot interval. One sample was sent to the laboratory while the other sample stayed at the drill for reference. The samples were collected in porous plastic bags and were dried prior to analysis. The document stresses cleanliness during the sampling procedure in order to avoid contamination.

A 1996 UKHM “Geological Procedure” manual outlines the core sampling procedure. Once the core was logged, the geologist was to mark sample intervals on the core with a crayon and blue flagging. The core was then photographed with footage tags clearly visible and lithological contacts clearly marked by flagging. Sample bags were marked with the sample tag number and two sample tags were to be placed in the bag (one tag stayed with the reject the other with the pulp). Following sample bag preparation, the core was split so that half of the core could be retained. All samples from one hole were listed on a sampling record sheet of which copies were distributed to the chief geologist and the sample preparation room.

The manual also contains underground chip sampling guidelines. Geologists were urged to sample all active faces of advanced workings that contained vein material in order to obtain a complete record of grade distribution. Individual chip sample length was not to exceed three feet (0.9 m) but no minimum length was listed. If possible vein material was to be sampled separately from wall rock, total sample length had to be at least five feet (1.5 m), representing the minimum mining width. In case of small parallel veins, wall rock between individual veins was sampled separately to a minimum width of one foot (0.3 m). A typical sample size was approximately two kilograms.

An undated UKHM document outlines underground chip sample procedures as well. In addition to the above information, emphasis is put on clean faces in order to prevent sample contamination from previous blasting activities. Samples were to be taken within a 1.5 feet (0.5 m) wide area across the rock face. In addition to separate samples per rock type, this undated document requires separate samples for a change in structure. The sample location was to be measured from the nearest survey station; the resulting distance measurement was used to plot the samples (and assay results) on level plans. More detailed information was listed regarding the direction in which samples were to be taken for various kinds of underground openings.

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10.2	Alexco 2007 - 2011

The sampling protocol for the 2007 - 2011 Alexco surface drill programs has been the same. The logging geologist marks the sample intervals on the core. Samples are typically 2 m in length within major rock types. Sample intervals are broken at lithological contacts and at significant mineralization changes. Sample intervals within mineralized zones range from 0.10 m to 1.0 m, based on consistency of mineralization. From 2007 – 2011, select drill holes were sampled top to bottom while most holes in close proximity to drill holes that were sampled continuously were sampled only around the vein zones or areas of interest.

After logging, the core was digitally photographed and sawn in half lengthwise with a diamond saw, with attention paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample shipment. No further on-site processing was performed.

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11	Sample Preparation, Analyses and Security

11.1	Historical Samples

Historical sample results were not used in the production of the resource estimate summarized in this report.

11.2	Alexco 2007 – 2011 Exploration Programs

Some minor modification in the sample shipment procedure has occurred over time, primarily in response to changing laboratory locations and the logistics surrounding available commercial transport. In all cases, approximately four to five individual samples are placed in rice bags (grain sacks) for shipment. Beginning in 2007, each rice bag was sealed with a numbered security tag. Bags were then placed on pallets and wrapped for shipping. In 2007/2008 samples were transported to the Canadian Freightways facility in Whitehorse, Yukon by Alexco personnel. Canadian Freightways then trucked the samples to the ALS Chemex facility in Terrace, British Columbia for preparation. Pulverized sub-sample splits were then sent to the ALS Chemex facility in North Vancouver, British Columbia for analysis. In 2010, samples were shipped via Manitoulin Transport to Whitehorse, Yukon, where they were couriered to the prep facilities of either AGAT Labs or ALS Chemex in Whitehorse. Samples were shipped to ALS Chemex for the 2011 drill program.

ALS Chemex and AGAT Laboratories are all accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures, including fire assay for gold and silver with atomic absorption and gravimetric finish, multi-element inductively coupled plasma optical emission spectroscopy, and atomic absorption assays for silver, copper, lead and zinc. ALS Chemex laboratories also participate in a number of international proficiency tests, such as those managed by CANMET and Geostats.

Sample preparation and analyses is consistent for the 2007 - 2011 Alexco programs for both labs. Sample preparation consists of initial fine crushing of the sample to better than seventy percent passing two millimetres. A nominal 250 g split of this material is then pulverized to greater than 85% passing 75 micron for analyses. Duplicate samples are prepared at the preparation facility by collecting a second 250 g split from the crushed material taken from the preceding sample when noted.

Samples are analyzed for gold by fire assay and atomic absorption spectrometry on thirty gram sub- samples and for a suite of 27 to 48 elements by four acid digestion and either inductively coupled plasma atomic emission spectroscopy or induced coupled plasma mass spectroscopy (on 0.5 g sub- samples). Elements exceeding concentration limits of ICP-AES or ICP-MS were re-assayed by single element four acid digestion and atomic emission spectroscopy. Silver results exceeding ICP- AES limits are re-assayed by fire assay and gravimetric finish on 30 g sub-samples. Lead and zinc results exceeding concentration limits were analyzed by volumetric titration.

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Alexco implements standard assay quality control procedures for all Keno Hill drill campaigns. Each twenty-sample batch sent for assaying includes three control samples: a commercial Standard Reference Material (“SRM”), a blank and a duplicate. The location of control samples in the sample stream is defined by the logging geologist (standard reference material or “SRM”, blank, and duplicate). Control samples were inserted when the core was sawn or when the whole core was sampled. The SRM is already processed to a pulp and is inserted as ~50-100 g amounts. The blank is commercially purchased “landscape rock”, either dolomite or basalt. Approximately 0.35 kilograms (“kg”) to 1.5 kg of this material is inserted. An empty sample bag is inserted at the location of the duplicate which is prepared during sample preparation at the laboratory prep facility. The duplicate consists of a coarse reject split of the preceding sample.

The quality control program developed by Alexco is considered mature and overseen by appropriately qualified geologists. The data collected by Alexco on the Keno Hill project was acquired using adequate quality control procedures that generally meet or exceed industry best practices for a resource delineation stage exploration property.

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12	Data Verification

12.1 Historical Data Verification

During almost 100 years of exploration and mining in the Keno Hill area, a large amount of data and documents were produced; much of this material is accessible to Alexco.

Large amounts of data were scanned by Alexco with documents initially labelled with the location (e.g., file cabinet number and drawer) before being moved from the storage sites to the scanning facility. The scans of large maps and sections are stored as image files (jpeg format) where the file name contains original title block information. Individual files are stored in directories that mimic the physical storage location. Smaller maps and reports were scanned and saved as Adobe® pdf files. Naming convention and file hierarchy are the same as for the large maps. Each file is also given a five digit number that is added in front of the file name. These numbers are listed in an Excel spreadsheet that also contains the file name, the file extension, the file size, the scanning date and the directory location, as well as a key word index for each file. The scans were also organized into descriptive folders for each mine/prospect.

12.1.1 Diamond Drill Data

All accessible diamond drill hole logs were transcribed onto standardized spreadsheets as close to verbatim as possible; the original logs were scanned and file names and numbers were recorded in the new spreadsheets as well. These first spreadsheets were then inspected by geologists for consistency. The next step was to “normalize” the original transcribed data in order to match current nomenclature while data verification was ongoing. Collar information, as well as survey, assay and recovery data were then verified by a person other than the original data entry person; the final step was to amalgamate separate spreadsheets into one global database.

12.1.2 Chip Sample Data

Data verification by Alexco personnel was done on the UKHM underground chip sample data from the assay plans associated with the historical Onek Mine. The verification procedure consisted of cross-checking the assay values in the database to the values on the original scanned historic assay plan maps. The sample interval points and respective silver assays were imported from the database and overlain on the original maps. All points were visually inspected to ensure that chip sample lines fall within the boundaries of the drift outlines. Then all assay intervals in the database were checked to ensure they matched with what was originally written on the maps.

12.2 Alexco Data Verification

Alexco maintains an SQL database of all Keno District drill and sample data. Each property is assigned an identifier to extract property specific subsets from the master database. All data is entered or imported into the database via Datashed database management software. The Onek data is exported from the SQL database by scripted routine to csv files, which are imported into Minesight. The following drill hole files are generated: collar, survey, drill hole assay, chip sample assay, geology, geotechnical. During the 2007 to 2011 drilling programs, Alexco personnel conducted routine visual verifications to ensure the reliability of the drilling data, including a 100% check of the collar and survey tables and a minimum 10% verification of the remaining exported tables. The process uncovered a low level of data entry errors which were corrected.

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12.3	Analytical Quality Assurance and Quality Control Programs

Quality control measures are typically set in place to ensure the reliability and trustworthiness of exploration data. This includes written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management and database integrity. Appropriate documentation of quality control measures and regular analysis of quality control data are important as a safeguard for project data and form the basis for the quality assurance program implemented during exploration.

Internal and external laboratory control measures are implemented to monitor the precision and accuracy of the sampling, preparation and assaying. They are also important to prevent sample mix- up and monitor the voluntary or inadvertent contamination of samples. Assaying protocols typically involve regular duplicate and replicate assays and insertion of quality control samples to monitor the reliability of assaying results throughout the sampling and assaying process.

12.3.1	Historical Exploration

Historical assays were not used in the calculation of mineral resources summarized in this report.

12.3.2	Alexco 2007 - 2011 Exploration Programs

During the 2007 – 2011 drill campaigns, three control samples (standard, blank, duplicate) were included in each twenty-sample batch sent for assaying. Alexco used one of ten Standard Reference Materials (“SRM”) purchased from WCM Sales Limited of Burnaby, British Columbia: four polymetallic copper, lead, zinc and silver reference materials (PB 113, PB 116, PB 129 and PB 131) and six silver reference materials (PM 1107, PM 1108, PM 1116, PM 1117, PM 1128 and PM 1133) for inclusion of each twenty sample batch (Table 12.1).

Table 12.1: Commercial SRM Used by Alexco for the 2007 to 2011 Drilling Programs

SRM	Cu (%)	S.D.	Pb (%)	S.D.	Zn (%)	S.D.	Ag (g/t)	S.D.	Ag (oz/t)	S.D.
PB113	0.47	0.01	1.11	0.02	1.40	0.05	22	1
PB116	0.43	0.01	1.40	0.06	0.85	0.02	22	1
PB129	0.28	0.01	1.24	0.02	2.00	0.06	23	1.7
PB131	0.47	0.01	1.04	0.04	1.89	0.06	262	11
PM1107							1194	34	34.8	1.0
PM1108							658	10	19.2	0.3
PM1116							769	23	22.4	0.7
PM1117							386	16	11.3	0.5
PM1128							592	12	17.3	0.4
PM1133							757	19	22.1	0.5

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Assay results for quality control samples were monitored on an ongoing basis during all drill programs (2007 to 2011). Each potential quality control failure was investigated and appropriate remedy action was taken, including the re-assaying of batches containing abnormal quality control samples. In some instances the potential failures occurred in batches of samples outside potentially mineralized areas. In such cases, no remedy actions were taken.

The 2007 to 2011 external analytical quality control data produced by Alexco is summarized in Table 12.2.

Table 12.2: Quality Control Data Produced by Alexco in 2007 to 2011 for Onek

Quality Control Type	Count	Percentage
Core Samples	4,384
Blanks	267	1:16 (6.1%)
Standard Reference Material	265	1:16 (6.0%)
Coarse Reject Duplicate	264	1:16 (5.6%)

All standards consistently returned values within ±2 standard deviations of the mean with only occasional values within ±3 standard deviations of the mean.

Analysis of assays from coarse reject duplicate samples suggests that silver, lead and zinc grades can be reasonably reproduced from the coarse reject split of the original samples with no apparent bias.

12.4	SRK Data Verification

In November 2010 and June 2011, SRK completed an audit of the Alexco analytical and quality control data acquired with the sampling of the Onek deposit. This involved analysis of the drill hole and assay database, review of the assay certificates received directly from the ALS Chemex and AGAT Laboratories, and review of assay results for blank, standard and duplicate samples. The audit was completed by SRK Senior Consultant Ebi Ghayem, P.Geo in November 2010, and by SRK Associate, Darrell Farrow in June 2011.

SRK conducted routine verifications to ascertain the reliability of the electronic borehole database provided by Alexo. All assays in the current database were verified against the independently sourced sample certificates from ALS Chemex and AGAT Laboratories. The silver, lead, zinc and gold values in the assay table were found to match the laboratory certificates. In addition, SRK verified the conversion of units between different methods utilized in the laboratories and believes the conversions were done correctly.

After the review, SRK is of the opinion that the Onek drilling database is sufficiently reliable for resource estimation.

Alexco made available to SRK the assay results for analytical quality control data accumulated for the Onek deposit from 2007 to 2011. SRK aggregated the assay results from the external quality control samples for further analysis. Sample blanks and certified reference materials data were summarized on time series plots to highlight any potential failure. Field duplicate paired assay data were analysed using scatterplots and ranked absolute relative difference charts. In general, the results for duplicate assays correspond well with the original assays.

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Field blanks are used to monitor contamination introduced during sample preparation and to monitor analytical accuracy of the lab. True blanks should not have any of the elements of interest much higher than the detection levels of the instrument being used. SRK consider batch samples which contain a blank sample with more than 5 times of detection limit as problematic batches. In general, gold and silver returned good results while zinc consistently returned values that were too high and lead returned a number of values that were also too high. The high zinc and lead values can be attributed to the fact that Alexco is using commercially purchased landscape rock of either dolomite or basalt as their source of blank material. It is recommended that in future Alexco source a more appropriate material for blank samples.

With the exception of SRM PB129, which frequently returned less than the average grade of the standard for lead, all standard reference materials consistently returned values within two standard deviations from the mean, with occasional values exceeding two standard deviations from the mean.

Several assay batches were received from AGAT labs in 2010, where any one or more of the standards, blanks and duplicates included in the batch did not pass Alexco's quality control standards, and were sent for re-assay either through AGAT labs or submitted to ALS Chemex. A very minor number of batches showed sample preparation errors that where either resolved through the lab in question or by quarter-coring the remaining core and submitting new samples to ALS Chemex.

The review of analytical quality control data produced by ALS Chemex, AGAT and Alexco, suggests that silver, gold, lead and zinc grades can be reasonably reproduced, suggesting that the final assay results reported by ALS Chemex and AGAT are generally reliable for the purpose of resource estimation.

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13	Adjacent Properties

There are no adjacent properties considered relevant to this technical report.

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14	Mineral Processing and Metallurgical Testing

No metallurgical samples have been collected from the Onek deposit. For the purpose of this study, SRK has assumed that the deposit would have similar metallurgical properties to those of the Bellekeno deposit. Three separate metallurgical tests have been carried out on the mineralization at Bellekeno.

Test results from three testing programs indicate that the mineralization of the Bellekeno deposit responds well to a lead and zinc differential flotation process using a cyanide-free zinc mineral suppression regime. Silver minerals are intimately associated with lead minerals and are recovered as a silver-lead concentrate. A separate zinc concentrate is also produced from the Bellekeno operation.

Metallurgical performance estimated from test work and assumed for this report is based on test work completed by SGS Lakefield Research Ltd. in 2007 and by Process Research Associates Ltd. in 1996 and 2008-09. Table 14.1 shows the average projected metallurgical performance.

Table 14.1: Summary of projected metallurgical recoveries

Product	Mass %	Grade				Recovery
		Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Head	100	0.42	871	9.47	5.6	100	100	100	100
Pb-Ag Con	13.1	1.5	6,185	70.3	2.3	47.7	92.7	96.9	5.4
Zn Conc	9.1	1.1	300	0.52	54.4	23.9	3.1	0.5	88.4

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15	Mineral Resource Estimates

15.1 Introduction

SRK was engaged in June, 2010 by the Alexco Resource Corporation to provide a mineral resource estimate for the Onek deposit.

Historical production attributed to the Onek deposit between 1913 and 1990 is 1.3 million ounces of silver from 95,300 tons, at a recovered grade of 13.6 oz/st Ag, 5.5% Pb and 3.4% Zn (Cathro 2006). The mineral resources presented in this report represent the first time disclosure of mineral resource for the Onek deposit by Alexco.

15.2 Wireframe Construction

Three dimensional wireframe solids were constructed by Alexco to accurately represent the geometry of Onek vein structures. SRK reviewed and validated the wireframes before resource estimation. SRK concluded that the wireframes of the Onek deposit were fair representations of the mineralized veins and acceptable for resource estimation.

Wireframes for three separate veins were constructed for Onek: Vein 1, Vein 2 and Vein 1FW. Vein 1 is the dominant vein-fault structure at Onek, extending over 600 m in length and up to 260 m in depth. The vein is interpreted to extend through all drilling done to date and to encompass the drifts, stopes, and raises of the historical workings. The vein-fault thickness varies from approximately 7.5 m to less than a metre but, on the whole, is fairly thick and persistent. The farthest southwest drilling contains very little grade and acts as a constraint to the strike extent of the mineralization. On the northeastern end of the deposit, the underground mapping on the 400 Level shows the vein narrowing and splitting into two, with the likely more dominant structure curving to the south-east and ending with sporadic mineralization in a possible cross fault (Figure 15.1).

Vein 2 forms an anastomosing structure in the hangingwall of Vein 1, with repeated convergence and divergence from the Vein 1 structure, as seen in the drill holes and underground level plan mapping. Vein 2 thickness is much smaller and less consistent than Vein 1 and the mineralization has much less continuity. This is regarded as a secondary structure in the Onek deposit. Vein 2 also bends sharply to the east at the northeastern end of the deposit where intercepts in the drill holes are much more sporadic. Several small weakly mineralized vein intercepts were noted in the hangingwall of Vein 2 but continuity of mineralization could not be established and they are not modeled at this time (Figure 15.2).).

Two drill holes, K-08-0149 and K-10-0244, were drilled from separate collar locations but passed within 0.5 m of each other within the Vein 2 shape. As the location of Vein 2 in hole K-08-0149 could not be reconciled with the Vein 2 location in hole K-10-0244 without significant deviation in the wireframe, and since the K-10-0244 intercept had better survey control and was less oblique to the vein surface, the K-08-0149 Vein 2 intercept was excluded from the wireframe.

A third vein, Vein 1FW, was identified in several drill holes at the southwestern end of the deposit, likely splaying sharply off Vein 1, and was modelled for resource estimation.

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Several weakly mineralized vein fault intercepts were identified in drill holes in the footwall to Vein 1 in the central portion of the deposit, in the vicinity of the historical workings. The continuity of these intercepts could not be established with the information available and these veins are regarded as small splays off the main Vein 1 structure. These intercepts were not modeled for resource purposes at this time.

Each of the vein shapes were wireframed independently, with a hangingwall surface and a footwall surface constructed using the drill hole intercepts, the shapes of the veins mapped in the levels and raises, and surface pit mapping. Where there was less information available, a contour tool was used to interpolate the vein shape and width every 10 metres in elevation and to smooth the vein surface. The vein shapes were extended to approximately 50 metres beyond known drilling and given a nominal vein thickness.

Veins 2 and 1FW were clipped against the Vein 1 shape. Veins 1 and 1FW were also clipped against the topographic that was based on casing depth in nearby diamond drill holes and interpreted overburden depths in proximal historic overburden (rotary) holes.

Figure 15.1: Long section of Onek wireframes looking south

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Figure 15.2: Long section of Onek wireframes looking north

Historical drift and stope mapping is considered by Alexco to be accurate and representative. Field verification of the mapping could not be performed by Alexco geologists because of the current inaccessibility of the underground workings, however; historical maps of other mines in the Keno Hill district have been verified and found to be generally accurate in their representation of the geology. Historical maps were scanned, geo-referenced and imported into Minesight. The images were then draped onto drift solids at the appropriate elevation. This mapping was used to tag hangingwall and footwall contacts on the wireframe. Historical (UKHM) chip sample data were not used to define wireframe contacts or wireframe width.

15.3 Database

The Onek data are exported from the SQL database by scripted routine to csv files, which are imported into Minesight. The following drill hole files are generated:

•	Collar;

•	Survey;

•	Drill hole assay;

•	Chip sample assay;

•	Geology; and

•	Geotechnical.

The Onek drill hole database comprises descriptive information and assay grades both from historical drilling and underground sampling, and from exploration drilling carried out by Alexco from 2007 through 2011. The database was provided to SRK as an Excel format spreadsheet and contains 78 diamond drill holes, 10 historical diamond drill holes, 1,302 historical channel chip samples, 29 percussion drill holes and 134 underground test holes (Table 15.1) . Of the data provided, only the data from the 78 DDH holes and one historical DDH hole were used in the resource estimation (Table 15.2) .

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Table 15.1: Onek deposit sample database

Drill Hole Type	Number	Length (m)	Number Samples
DDH	78	11828	4384
Historical DDH	10	546	18
Percussion	29	268	220
Chip Drilling	1302	2408	1285
Test Holes	134	480	388

Table 15.2: Onek deposit diamond drill hole vein intercepts

Drill Hole Vein	Number	Length (m)	Number Samples
Vein 1	76	332	441
Vein 1FW	12	11.8	16
Vein 2	66	126.5	132
TOTAL	154	470	589

The supplied mineral resource database was imported into a GEMS format Access database, and validated by checking for inconsistencies in naming conventions, analytical units, duplicate entries, length or distance values less than or equal to zero, blank or zero-value assays, out-of-sequence intervals, intervals or distances greater than the reported drill hole length, inappropriate collar locations, and missing interval and coordinate fields. A few minor inconsistencies were noted and corrected by Alexco. No other significant validation errors were noted in the supplied database. Assay intervals marked as below detection limit were assigned nominal grades as per Table 15.3 prior to importing into GEMS.

Table 15.3: Grades assigned to Onek sample assays below detection limit

Metal	Detection Limit	Assigned Value
Au ppm	-0.01	0.005
Ag ppm	-0.5	0.025

15.4 Specific Gravity

The data supplied by Alexco for Onek included a total of 689 specific gravity measurements on core samples and 1219 pulp specific gravity measurements, respectively 162 and 479 of which fall within the modelled vein solids (Table 15.4) . Specific gravity was measured on core samples by Alexco using a laboratory scale and recording the mass of drill hole core pieces in air and in water. Drill hole core was not covered by wax or plastic film prior to immersion. Pulp specific gravity measurements were measured by pynometer at ALS Chemex in Vancouver. No strong correlation between specific gravity measurements and lead or zinc assay results was noted.

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A linear regression of the core versus pulp specific gravity measurements for samples was calculated, where:

Core Specific Gravity = 0.9571*Pulp Specific Gravity + 0.0853

Core specific gravity measurements were used where available for interpolation of specific gravity into blocks. Pulp specific gravity measurements often over estimate specific gravity. For those samples with no core specific gravity measurements, the pulp specific gravity measurements were corrected using the above equation and the corrected specific gravity measurements were used for interpolation of specific gravity into blocks.

Table 15.4: Onek Specific gravity measurements

Vein	Type SG Measurement	Total Samples	Minimum	Maximum	Average	Median
			Specific Gravity	Specific Gravity	Specific Gravity	Specific Gravity
			(g/cm3 )	(g/cm3 )	(g/cm3 )	(g/cm3 )
VEIN 1	Pulp	363	2.54	4.88	3.45	3.48
	Core	128	2.47	7.32	3.40	3.45
VEIN 1FW	Pulp	12	2.25	4.08	3.26	3.22
	Core	1	3.87	3.87	3.87	3.87
VEIN 2	Pulp	104	2.59	4.90	3.06	2.93
	Core	33	2.55	4.77	3.27	3.26
All Samples	Pulp	479	2.25	4.90	3.36	3.31
	Core	162	2.47	7.32	3.37	3.43

15.5 Compositing

Alexco identified a total of 589 diamond drill hole assay intervals as vein intercepts. These assay intervals were imported into GEMS, and assays were then composited to one metre length-weighted intervals within the defined vein wireframes. A histogram of sample length can be seen in Figure 15.3 below.

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Figure 15.3: Histogram of Sample Length from Veins 1, 1FW and 2.

15.6 Data Statistics

Examination of the distribution of the drill hole and chip assay sample populations suggests that the drill hole assay data differ significantly from the chip assay data. Therefore, the chip sample data were not used for mineral resource estimation.

Summary statistics were compiled for the composite data for the Onek veins (Table 15.5) . A total of 363 composites were derived for Vein1, 18 composites for Vein 1FW and 160 composites for Vein 2. Correlation analysis between commodities indicates a strong correlation between Ag and Pb, with a correlation coefficient of 0.83.

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Table 15.5: Composite data summary statistics for Onek

15.7 Capping

Before compositing, grade capping analysis was conducted on the domain-coded sample assay data in order to limit the influence of extreme assay values during estimation. The assays from Vein 1 and Vein 1FW and, separately, the assays from Vein 2 were examined using histograms, and cumulative frequency plots. Capping threshold values were selected that minimize changes in the sample distribution, and sample values were capped to these values prior to compositing and estimation (Table 15.6) .

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Table 15.6: Sample capping levels for Onek

*Lost metal is (Average – Averaged Capped)/Average * 100 where Average is the average grade of the assays before capping and Average Capped is the average grade of the assays after capping.

15.8 Variography

Experimental correlograms and correlogram models were generated for silver, lead, zinc and gold from combined composite grade data for Vein 1 and Vein 1FW, and from composite grade data for Vein 2. The nugget effect was established from down hole correlograms. Directional and down hole correlograms were examined for silver, lead, zinc and gold. Apart from zinc, modeled directions of spatial continuity were aligned with strike and dip directions of modeled vein orientations. For zinc, the major direction of continuity was modelled as a shallow dipping south-west trending structure. Nugget effect and across-structure continuity was established from down hole correlograms. Rotation was defined by the GEMS ZYZ convention within the rotated block model coordinate space. The continuity ellipsoids for silver, lead, zinc and gold were displayed as search ellipsoids in GEMS to validate the ellipsoid orientations. The correlogram models used for grade estimation within Vein1 and Vein 1FW (Figure 15.4), and Vein 2 (Figure 15.5) are summarized in Table 15.7.

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Directional correlograms: Ag Vein 1
Gamma (h)
Lag Distance (h)

Gamma (h)
Lag Distance (h)

Directional correlograms: Pb Vein 1
Gamma (h)
Lag Distance (h)

Gamma (h)
Lag Distance (h)

Directional correlograms: Zn Vein 1
Gamma (h)
Lag Distance (h)

Gamma (h)
Lag Distance (h)

Directional correlograms: Au Vein 1
Gamma (h)
Lag Distance (h)

Gamma (h)
Lag Distance (h)

Figure 15~~.~~4: Modelled directional and down hole correlograms for Vein 1 and Vein 1FW

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Figure 15.5: Modeled Omnidirectional Correlograms for Vein 2

Table 15.7. Modelled correlograms for Onek Veins

Metal	Zone	Nugget C0	Sill C	Gemcom Rotations (RRR rule)			Range a
				around Z	around Y	around Z	X-Rot	Y-Rot	Z-Rot
Silver	Vein 1 and Vein 1FW	0.20	0.80	-45	65	0	60	30	11
	Vein 2	0.20	0.80	-45	65	0	25	25	10
Lead	Vein 1 and Vein 1FW	0.20	0.80	-45	65	0	60	40	8
	Vein 2	0.20	0.80	-45	65	0	25	25	10
Zinc	Vein 1 and Vein 1FW	0.15	0.85	-45	65	-70	60	40	8
	Vein 2	0.30	0.70	-45	65	0	80	80	7
Gold	Vein 1 and Vein 1F	0.30	0.70	-45	65	0	70	50	10
	Vein 2	0.30	0.70	-45	65	0	30	30	10

15.9 Block Model

A rotated block model was constructed to cover the entire extent of the mineralized veins as defined by Alexco. The block model includes separate sub-models for silver, lead, zinc and gold grade estimates, as well as estimated specific gravity, classification criteria, validation estimates and a calculated block NSR value. A block percentage model was used to accurately determine volume and tonnage values based on the supplied Alexco vein wireframes. The wireframes for the underground workings were given precedence over the wireframes for the veins when updating the block model with percentage of vein material in order to remove the volume of underground workings which intersected the modeled veins. The geometrical parameters of the block model are summarized in Table 15.8.

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Table 15.8: Block model location and setup

Description	Easting (X)	Northing (Y)	Elevation (Z)
Block Model Origin NAD 83	485350	7087200	1120
Block Dimensions (metres)	3	5	10
Number of Blocks	80	150	80
Rotation (degree)	50° clockwise

15.10 Grade Interpolation

Ordinary Kriging (“OK”) of capped composite values was used for the estimation of block grades. For silver, lead, zinc and gold, a two-pass series of expanding search ellipsoids with varying minimum sample requirements was used for sample selection and estimation, with the primary and secondary axes of the search ellipsoid defined by the correlogram ranges. For Vein 1 and Vein 1F a third pass was used for sample selection and estimation of silver. Correlogram and search parameters derived for Vein 1 were applied to Vein 1 FW with varying minimum and maximum number of samples required for estimation.

Composite data used for estimation was restricted to samples located in the respective veins. Individual block grades were used to calculate a NSR block model. Estimation criteria for Vein 1, Vein 1F and Vein 2 are summarized in Tables 15.9, 15.10 and 15.11 respectively. Blocks were classified as Indicated mineral resources if at least two drill holes and five composite were found within a 60 m by 30 m search ellipse. All other interpolated blocks were classified as Inferred mineral resource.

Table 15.9: Search ellipse parameters for Onek Vein 1

Commodity	Estimator	Search Pass	Search Type	Rotation			Search Ellipse Size			Number of Composites		Max. Samples per DDH
				Z	Y	Z	X (m)	Y (m)	Z (m)	Min.	Max.
Ag	OK	1	Ellipsoidal	5°	65°	90°	60	30	11	5	10	3
	OK	2	Ellipsoidal	5°	65°	90°	90	45	33	5	10	3
	OK	3	Ellipsoidal	5°	65°	90°	30	30	33	1	10	-
Pb	OK	1	Ellipsoidal	5°	65°	0°	60	40	8	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	90	60	32	4	10	3
Zn	OK	1	Ellipsoidal	5°	65°	0°	60	40	8	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	90	60	32	4	10	3
Au	OK	1	Ellipsoidal	5°	65°	0°	70	50	10	5	10	3
	OK	2	Ellipsoidal	5°	65°	0°	105	75	30	5	10	3

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Table 15.10: Search ellipse parameters for Onek Vein 1F

Commodity	Estimator	Search Pass	Search Type	Rotation			Search Ellipse Size			Number of Composites		Max. Samples per DDH
				Z	Y	Z	X (m)	Y (m)	Z (m)	Min.	Max.
Ag	OK	1	Ellipsoidal	5°	65°	90°	60	30	11	3	10	2
	OK	2	Ellipsoidal	5°	65°	90°	90	45	33	3	10	2
	OK	3	Ellipsoidal	5°	65°	90°	30	30	33	1	10	-
Pb	OK	1	Ellipsoidal	5°	65°	0°	60	40	8	3	10	2
	OK	2	Ellipsoidal	5°	65°	0°	90	60	32	3	10	2
Zn	OK	1	Ellipsoidal	5°	65°	0°	60	40	8	3	10	2
	OK	2	Ellipsoidal	5°	65°	0°	90	60	32	3	10	2
Au	OK	1	Ellipsoidal	5°	65°	0°	70	50	10	3	10	2
	OK	2	Ellipsoidal	5°	65°	0°	105	75	30	3	10	2

Table 15.11: Search ellipse parameters for Onek Vein 2

Commodity	Estimator	Search Pass	Search Type	Rotation			Search Ellipse Size			Number of Composites		Max. Samples per DDH
				Z	Y	Z	X (m)	Y (m)	Z (m)	Min.	Max.
Ag	OK	1	Ellipsoidal	5°	65°	0°	25	25	10	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	75	75	30	4	10	3
Pb	OK	1	Ellipsoidal	5°	65°	0°	25	25	10	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	75	75	30	4	10	3
Zn	OK	1	Ellipsoidal	5°	65°	0°	80	80	7	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	120	120	21	4	10	3
Au	OK	1	Ellipsoidal	5°	65°	0°	30	30	10	4	10	3
	OK	2	Ellipsoidal	5°	65°	0°	75	75	30	4	10	3

15.11	Block Model Validation

The block model was validated visually by the inspection of successive section lines in order to confirm that the block model correctly reflects the distribution of high-grade and low-grade samples. An inverse distance squared estimate (“ID2”) was prepared for the blocks using the same search criteria and compared against the OK estimate. Analysis of OK versus ID2 estimates at various cut- off values for the Onek deposit demonstrate a slight smoothing of the OK estimate compared to the ID2 estimate for the indicated resource (Figure 15.6). For the inferred resource, OK estimate for silver show less smoothing than the ID2 estimate. Average grades of the OK and ID2 estimates for silver, lead, zinc and gold at a $185 NSR cut-off are compared in Table 15.12.

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Ag Trend
250.00
200.00
150.00
100.00
50.00
0.00
Ag g/t
0
100
135
150
185
200
Cuttoff NSR
INDICATED Ag OK
INFERRED Ag OK
INDICATED Ag ID2
INFERRED Ag ID2

Zn Trend
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Zn %
0
100
135
150
185
200
Cuttoff NSR
INDICATED Zn OK
INFERRED Zn OK
INDICATED Zn ID2
INFERRED Zn ID2

Figure 15.6: Comparison of OK and ID2 estimation for Onek

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Table 15.12: OK and ID2 estimates at $185 NSR cut-off

	INDICATED		INFERRED
	OK	ID2	OK	ID2
Ag (g/t)	194	195	203	182
Pb (%)	1.23	1.29	1.05	1.02
Zn (%)	13.74	13.94	11.52	11.93
Au (g/t)	0.65	0.67	0.43	0.44

15.12 Block Model Sensitivity Analysis

Table 15.13 tabulates global quantities and grade estimates at different cutoff grades for the Onek deposit. Figure 15.7 represents the effects of increasing cut-offs on the tonnage and grade of the deposit. The reader is cautioned that these figures should not be misconstrued as a mineral resource. The reported quantities and grades are only presented as a sensitivity of the resource model to the selection of the cutoff grades.

Table 15.13: Onek global block model quantity and grade estimates* at various NSR cut-off values**

NSR Cut-Off C$	Tonnes	Ag (g/t)
C$ 200	769,000	205
C$ 185	821,000	197
C$ 150	949,000	178
C$ 135	1,011,000	171
C$ 100	1,157,000	155

* The reader is cautioned that the figures presented in this table should not be misconstrued as a mineral resource statement. The reported quantities and grades are only presented to show the sensitivity of the resource model to the selection of cut-off grade.

** C$ values calculated at 1C$ = 1US$

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Figure 15.7: Grade tonnage curve for Onek

15.13	Mineral Resource Classification

Mineral resources were estimated in conformity with generally accepted CIM “Estimation of Mineral Resource and Mineral Reserve Best Practices” guidelines. Mineral resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent resource estimates. Mineral resources may also be affected by subsequent assessments of mining, environmental, processing, permitting, taxation, socio-economic and other factors.

Mineral reserves can only be estimated based on the results of an economic evaluation as part of a preliminary feasibility study or feasibility study. As such, no mineral reserves have been estimated by SRK as part of the present assignment. There is no certainty that all or any part of the Mineral Resources will be converted into a mineral reserve. Confidence in the estimate of Inferred mineral resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Mineral resources for the Onek project have been estimated and classified according to the “CIM Standards on Mineral Resources and Reserves: Definition and Guidelines” (December, 2005) by DJ Farrow, Pr.Sci.Nat., under the supervision of Dr. Gilles Arseneau P.Geo., an “Independent Qualified Person” as defined by National Instrument 43-101. The commercial Gemcom GEMS software program was used for mineral resource modeling.

SRK considers that the quality of the exploration data (confidence in the location and reliability of assaying results) acquired by Alexco is good and therefore is not a factor that would impact resource classification. The confidence in the underlying datasets support classification of Indicated and Inferred mineral resources within the meaning of the CIM Definition Standards. However, there is insufficient information to confirm both the geological and grade continuity with the current level of sampling to support a Measured mineral resource classification within the meaning of the CIM Definition Standards.

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Blocks were classified as Indicated mineral resources if at least two drill holes and five composite were found within a 60 m by 30 m search ellipse. All other interpolated blocks were classified as inferred mineral resource.

15.14	Mineral Resource Statement

CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005) define a mineral resource as:

“A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge”.

The “reasonable prospects for economic extraction” requirement generally implies that the quantity and grade estimates meet certain economic thresholds and that the mineral resources are reported at an appropriate cut-off grade taking into account extraction scenarios and processing recoveries. SRK considers that the mineralization evaluated in the Onek deposit is amenable for underground extraction.

Commodity prices were provided to SRK by Alexco as representative of their long term strategic forecast. Economic parameters are summarized in Table 15.14.

Table 15.14: Dollar equivalent (NSR) calculation parameters

Commodity	Price	Recovery
Ag	US$ 18.50/oz.	96%
Pb	US$0.90/lb.	97%
Zn	US$0.95/lb.	88%
Au	US$1,100.00/oz.	72%

Mineral resources for the Onek deposit defined relative to a NSR cut-off of $185/tonne, using metallurgical recoveries as proposed in the recent Preliminary Economic Assessment for the Bellekeno project at Keno Hill (Wardrop, 2009), are listed in Table 15.15 below.

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Table 15.15: Mineral resource statement*, Onek deposit, Onek Property, SRK Consulting (Canada) Inc., July 27, 2011

ZONE	Class	Tonnes	Ag g/t	Pb %	Zn %	Au g/t
Vein 1	Indicated	536,000	195	1.25	14.27	0.67
	Inferred	200,000	193	0.65	12.55	0.45
Vein 1 FW	Inferred	16,000	318	5.17	4.82	0.43
Vein 2	Indicated	49,000	175	1.00	7.91	0.38
	Inferred	20,000	208	1.61	6.66	0.25
TOTAL	Indicated	585,000	194	1.23	13.74	0.65
	Inferred	236,000	203	1.05	11.52	0.43

* Reported at a NSR cut-off grade of C$185.00/t using metal prices (USD) and recoveries of Ag US$18.50/oz, recovery 96%; Pb US$ 0.90/lb, recovery 97%; Zn US$ 0.95/lb, recovery 88%; Au US$ 1,100/oz, recovery 72%. All numbers have been rounded to reflect the relative accuracy of the estimates. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Confidence in the estimate of Inferred mineral resources is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Tonnage and grade summaries for the Onek resources at various NSR cut-off grades are presented in Table 15.16. Totals at cut-off grades other than $185 are not considered part of the mineral resource statement.

Table 15.16: Tonnage and grade summary at various NSR cut-offs for Onek Deposit July 27, 2011

Cut-off	Tonnes	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
200	768,568	205	1.23	13.53	0.59
185	821,382	197	1.18	13.10	0.59
150	949,330	178	1.11	12.13	0.56
135	1,010,956	171	1.08	11.69	0.55
100	1,156,229	155	1.01	10.73	0.52

SRK noted that Vein 1 displays metal zonation with depth with a silver-rich upper zone and a zinc-dominated lower zone similar to the Bellekeno deposit. This zonation is not seen in Vein 2. Table 15.17 displays Onek mineral resources for Vein 1 above and below the 930 m elevation.

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Table 15.17: Mineral Resource for Vein 1 above and below 930 m elevation.

ZONE	Class	Zone	Tonnes	Ag g/t	Pb %	Zn %	Au g/t
Vein 1	Indicated	Above 930 m	405,000	234	1.54	15.09	0.68
		Below 930 m	131,000	77	0.34	11.77	0.67
		Total	536,000	195	1.25	14.27	0.67
	Inferred	Above 930 m	71,000	280	1.26	12.79	0.49
		Below 930 m	129,000	146	0.32	12.43	0.42
		Total	200,000	193	0.65	12.55	0.45

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16	Other Relevant Data and Information

The Onek deposit is situated on the Onek property in the Keno Hill district, approximately 2 km from the Alexo mill near Keno City. Alexco commenced commercial production at the Bellekeno mine on January 1, 2011. Commissioning of theAlexco conventional flotation plant and Bellekeno underground mine, initiated in late September, 2010, was completed at the end of December with both the mine and mill achieving an average throughput of 250 tonnes per day of ore for 30 days.

Development and construction of the mill and Bellekeno Mine was initiated in November 2009, with a pre-tax net present value to Alexco of $31.9 million at 8% per annum over an initial mine life of approximately four years.

Mining and milling operations will be carried out year-round at a base-plan production rate of 250 tpd, with mining accomplished by a mining contractor using predominantly cut-and-fill mining methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and manage dilution.

In early December, 2010, Alexco announced the execution of lead and zinc off-take agreements with Glencore Ltd., Stamford (“Glencore”); a branch of a wholly owned subsidiary of the Swiss-based international natural resources group Glencore International AG. Shipments of concentrate from Bellekeno were initiated at the same time, and by December 31, 2010 a total of 326 tonnes of lead and zinc concentrate had been delivered to a North American smelter.

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17	Interpretation and Conclusions

Between 2007 and 2011, Alexco completed four drilling programs on its Onek property, in the Keno Hill district, located in Central Yukon Territory. The drilling on the Onek deposit was successful in confirming historical information suggesting the existence of significant polymetallic silver mineralization in this area.

Surface geologic mapping during this time throughout the district resulted in an increased understanding of the structure and stratigraphy and their controls on mineralization. This has allowed for the construction of high quality geologic models used in producing the mineral estimates for the Onek deposit.

The Onek vein system comprises at least three individual vein faults occurring within a broad northeast striking, southeast dipping structural zone. Three vein structures were modeled for the Onek deposit with the dominant vein-fault structure (Vein 1) extending over 600 m in length and up to 260 m in depth and encompassing the drifts, stopes and raises of the historical workings. SRK considers the modeled wireframes constructed by Alexco to be fair representations of the mineralized veins and acceptable for resource estimation.

The Alexco drilling information was acquired using procedures that meet or exceed industry best practices. Alexco personnel used diligence in monitoring quality control assaying results, investigating potential failures and taking appropriate corrective measures when required. The quality control data collected by Alexco from 2007 to 2011 is considered comprehensive and the final, in some cases replicated, assay results delivered by ALS Chemex and AGAT Labs are generally reliable for the purpose of resource estimation.

The mineral resources presented in this report represent the first time disclosure of mineral resource for the Onek deposit by Alexco.

The mineral resource for the Onek deposit, at a NSR cut-off of $185/tonne includes 585,000 tonnes at an average grade of 194 g/t silver classified as Indicated mineral resources and 236,000 tonnes at an average grade of 203 g/t silver classified as Inferred mineral resources.

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18	Recommendations

SRK recommends that Alexco continues to explore the Onek deposit to further evaluate the potential of the deposit. SRK recommends a two phase exploration and development program for the Onek deposit. Phase 1 entails collecting a bulk sample of the Onek mineralization to evaluate the metallurgical and geotechnical characteristics of the mineralization. SRK recommends that Alexco drift 200 m along the mineralization and collect a 7,560 tonne bulk sample. Contingent on positive results of the bulk sampling program, SRK recommends that Alexco prepare a preliminary economic assessment of the deposit. A detailed budget for the recommended exploration and development program is listed below (Table 18.1).

Total cost of Phase 1 and Phase 2: $5.24 M

Table 18.1: Budget for recommended exploration and development program

Activity	Quantity	Unit	Cost Estimate (CDN$)
Phase 1
Develop a new underground access for the purposes of drift 200 m on vein	7,560	tons	$4,230, 000
Metallurgical testing of bulk sample			$530,000
Geotechnical analysis to be used in detailed mine design and economic analysis			$120,000
Phase 1 Total			$4,880,000
Phase 2
Begin detailed mine design and economic analysis for preliminary economic assessment			$180,000
Develop rock mechanics policies and procedures, rock mechanics planning and ground support procedures. Develop procedures on handling development in proximity of historical workings			$180,000
Phase 2 Total			$360,000
TOTAL			$5,240,000

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20	References

Cathro, R.J. (2006) The History and Geology of the Keno Hill Silver Camp, Yukon Territory, Geoscience Canada, v. 33, No. 3, 103 – 134

Dusel-Bacon, C., Lanphere, M.A., Sharp, W.D., Layer, P.W., and Hansen, V.L. (2002) Mesozoic thermal history and timing of structural events for the Yukon–Tanana Upland, east-central Alaska: 40Ar/39Ar data from metamorphic and plutonic rocks, Can. J. Earth Sci. 39: 1013–1051

Lynch, J.V.G. (1989) Large-scale hydrothermal zoning reflected in the tetrahedrite-freibergite solid solution, Keno Hill Ag-Pb-Zn district, Yukon: Canadian Mineralogist, v. 27, p. 383-400.

Murphy, D. C. (1997) Geology of the McQueston River Region, Northern McQueston and Mayo Map Areas, Yukon Territory (115P/14, 15, 16l 105M/13, 14), Exploration and Geological Services Division, Yukon, Indian and Northern Affairs Canada, Bulletin 6, 122 p.

Roots, C.F. (1997) Geology of the Mayo Map Area, Yukon Territory (105M), Geological Survey of Canada, Bulletin 7, 82 p.

Sack, R.O., Lynch, J.V.G., and Foit, Jr, F.(2003) Fahlore as a petrogenetic indicator, Keno Hill Ag-Pb-Zn district, Yukon, Canada: Mineralogical Magazine, v. 67, p.1023-1038.

Wardrop 2009. Bellekeno Project - Updated Preliminary Economic Assessment Technical Report, Independent technical report prepared for Alexco Resource Corporation and filed on SEDAR (www.sedar.com), 363 pages

Watts, Griffis and McQuat (1994) Reverse Circulation Drilling Procedures, Internal Alexco Document.

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